Butterfield Reports Third Quarter 2019 Results

•	Net income of $42.4 million, or $0.79 per share and core net income[1] of $48.8 million, or $0.91 per share;

•	Return on average common equity of 17.8% and core return on average tangible common equity[1] of 22.5%;

•	Completed acquisition of ABN AMRO (Channel Islands) Limited;

•	Board declares a dividend for the quarter ended September 30, 2019 of $0.44 per share.

Hamilton, Bermuda - October 22, 2019: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the third quarter ended September 30, 2019.
Net income for the third quarter was $42.4 million or $0.79 per diluted common share, compared to $38.6 million or $0.72 per common share for the previous quarter and $50.4 million, or $0.90 per common share in the third quarter of 2018. Third quarter core net income1 was $48.8 million, or $0.91 per diluted common share, compared to $51.1 million, or $0.95 per diluted common share, in the previous quarter and $49.1 million, or $0.88 per diluted common share, for the third quarter of 2018. Net income in the third quarter of 2019 was adversely impacted by expenses related to the acquisition of ABN AMRO (Channel Islands) Ltd.
The core return on average tangible common equity1 for the third quarter of 2019 was 22.5%, compared to 24.6% for the previous quarter and 24.9% for third quarter of 2018. The core efficiency ratio1 for the third quarter of 2019 was 62.1% compared with 60.3% in the previous quarter and 63.2% in the third quarter of 2018.
Commenting on the third quarter, Michael Collins, Butterfield's Chairman and Chief Executive Officer said, "Butterfield reported strong third quarter earnings while also making excellent progress combining the acquired ABN AMRO (Channel Islands) business with our existing Guernsey bank. The third quarter results demonstrate the value of our stable and growing non-interest income, the initial benefits of a larger balance sheet with net interest income growth following the acquisition, and our continued emphasis on improving operating efficiencies.
"We have been working to integrate ABN AMRO (Channel Islands) since the early close of the deal on July 15, 2019. Client relationships and employee retention have been broadly stable throughout this period, while customer and staffing integration are progressing well. The expected decline in euro and sterling balances has begun as we apply a client value lens to the relationships. We have experienced the anticipated staff turnover and expect cost savings to match the levels contemplated when the deal was first announced in April. This is an important acquisition for Butterfield and we are pleased with the integration to date and the anticipated benefits. We continue to view this deal very favorably and believe that Butterfield’s increased presence in the Channel Islands enhances our position as a leading bank and trust company in those core markets with increased scale and improved organic growth prospects."

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures. 1

Net interest income (“NII”) for the third quarter of 2019 was $86.3 million, an increase of $1.2 million compared with NII of $85.2 million in the previous quarter and $88.3 million in the third quarter of 2018. The increase in NII in the third quarter of 2019 compared to the prior quarter was due primarily to an increase in average earning assets in the third quarter of 2019 following the acquisition.
Net interest margin (“NIM”) for the third quarter of 2019 was 2.52%, a decrease of 66 basis point from the NIM of 3.18% in the previous quarter and down 85 basis points from the NIM of 3.37% in the third quarter of 2018. NIM decreased in the third quarter of 2019 compared to the prior quarter due to the inclusion of the 80 basis points NIM balance sheet from the ABN AMRO (Channel Islands) acquisition as well as lower yielding cash and short-term US dollar securities in Bermuda and Cayman.
Non-interest income was $46.6 million for the third quarter of 2019, compared with $44.2 million in the previous quarter and $41.3 million in the third quarter of 2018. The increase over the prior quarter was attributable primarily to higher foreign exchange revenue, custody and asset management fees from the acquired business in Guernsey.
Non-interest expenses were $90.4 million in the third quarter of 2019 compared to $91.7 million in the previous quarter and $82.2 million in the third quarter of 2018. Core non-interest expenses1 were $84.0 million in the third quarter of 2019, compared with $79.2 million in the previous quarter and $83.3 million in the third quarter of 2018. Non-interest expenses were lower in the third quarter of 2019 compared to the prior quarter, as the second quarter of 2019 included restructuring costs in Bermuda and the Channel Islands and costs associated with the departure of a senior executive that were not present in the third quarter. On a core basis, non-interest expenses were higher in the third quarter of 2019 due to costs associated with the ABN AMRO (Channel Islands) acquisition.

Capital Management
The current total regulatory capital ratio as at September 30, 2019 was 19.6% as calculated under Basel III, compared to 22.4% as at December 31, 2018. Both of these ratios are significantly above regulatory requirements applicable to the Bank.
The Bank adheres to a disciplined and balanced capital return policy. The Board declared an interim dividend of $0.44 per common share to be paid on November 15, 2019 to shareholders of record on November 4, 2019. During the third quarter of 2019, Butterfield repurchased no common shares. Butterfield has 0.8 million common shares remaining for repurchase under the Bank's current share repurchase plan authorization. Following the announcement of the ABN AMRO (Channel Islands) acquisition on April 25, 2019, the Bank paused its share buy back activity and intends to resume common share repurchases in the fourth quarter of 2019, subject to market conditions.

ANALYSIS AND DISCUSSION OF THIRD QUARTER RESULTS

Income statement	Three months ended (Unaudited)
(in $ millions)	September 30, 2019	June 30, 2019	September 30, 2018
Non-interest income	46.6	44.2	41.3
Net interest income before provision for credit losses	86.3	85.2	88.3
Total net revenue before provision for credit losses and other gains (losses)	133.0	129.4	129.6
Provision for credit recoveries (losses)	(0.4)	0.9	2.8
Total other gains (losses)	0.5	0.2	0.7
Total net revenue	133.1	130.5	133.0
Non-interest expenses	(90.4)	(91.7)	(82.2)
Total net income before taxes	42.7	38.8	50.8
Income tax expense	(0.2)	(0.2)	(0.4)
Net income	42.4	38.6	50.4

Net earnings per share
Basic	0.80	0.73	0.91
Diluted	0.79	0.72	0.90

Per diluted share impact of other non-core items [1]	0.12	0.23	(0.02)
Core earnings per share on a fully diluted basis [1]	0.91	0.95	0.88

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	53,554	53,547	56,029

Key financial ratios
Return on common equity	17.8%	17.1%	23.2%
Core return on average tangible common equity [1]	22.5%	24.6%	24.9%
Return on average assets	1.2%	1.4%	1.9%
Net interest margin	2.52%	3.18%	3.37%
Core efficiency ratio [1]	62.1%	60.3%	63.2%

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

Balance Sheet	As at
(in $ millions)	September 30, 2019	December 31, 2018
Cash due from banks	3,605	2,054
Securities purchased under agreement to resell	62	27
Short-term investments	793	52
Investments in securities	4,662	4,255
Loans, net of allowance for credit losses	4,673	4,044
Premises, equipment and computer software	157	158
Goodwill and intangibles	93	75
Other assets	169	108
Total assets	14,216	10,773

Total deposits	12,663	9,452
Other liabilities	446	295
Long-term debt	143	143
Total liabilities	13,252	9,891
Common shareholders’ equity	965	882
Total shareholders' equity	965	882
Total liabilities and shareholders' equity	14,216	10,773

Key Balance Sheet Ratios:	September 30, 2019	December 31, 2018
Common equity tier 1 capital ratio	17.4%	19.6%
Tier 1 capital ratio	17.4%	19.6%
Total capital ratio	19.6%	22.4%
Leverage ratio	5.8%	7.6%
Risk-Weighted Assets (in $ millions)	4,876.8	4,321.4
Risk-Weighted Assets / total assets	34.3%	40.1%
Tangible common equity ratio	6.2%	7.5%
Non-accrual loans/gross loans	1.1%	1.2%
Non-performing assets/total assets	0.4%	0.4%
Total coverage ratio	46.1%	51.6%
Specific coverage ratio	34.2%	30.6%

QUARTER ENDED SEPTEMBER 30, 2019 COMPARED WITH THE QUARTER ENDED JUNE 30, 2019
Net Income
Net income for the quarter ended September 30, 2019 was $42.4 million, up $3.8 million from $38.6 million in the prior quarter.
The $3.8 million increase in net income in the quarter ended September 30, 2019 over the previous quarter was due principally to the following:

•	$4.8 million increase in interest income on investments and deposits with banks due to additional funding as a result of the ABN AMRO (Channel Islands) acquisition;

•	$2.9 million increase in interest income on loans as a result of the ABN AMRO (Channel Islands) acquisition;

•
$6.5 million decrease in staff-related costs due to cost restructuring initiatives in Bermuda and the Channel Islands and costs associated with the departure of a senior executive that occurred in the prior quarter;

•	$2.4 million increase in non-interest income as a result of the ABN AMRO (Channel Islands) acquisition;

•	$6.5 million increase in interest expense on deposits due principally to higher volumes as a result of the ABN AMRO (Channel Islands) acquisition;

•	$3.3 million increase in professional service expenses, driven by acquisition-related costs;

•	$1.3 million increase in provision for credit losses due principally to a large release in the prior quarter;

•	$2.0 million increase in the remaining non-interest expense items, due principally to the ABN AMRO (Channel Islands) acquisition; and

•	$0.3 million increase in total gains and losses, driven by net realized gains on the sale of available-for-sale investments.

Non-Core Items1
Non-core items resulted in expenses of $6.4 million in the quarter ended September 30, 2019, which caused a favorable impact of $6.1 million compared to expenses of $12.5 million in the prior quarter. Non-core items for the period were comprised principally of deal-related expenses attributable to the ABN AMRO (Channel Islands) acquisition.
Management does not believe that the expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

BALANCE SHEET COMMENTARY AT SEPTEMBER 30, 2019 COMPARED WITH DECEMBER 31, 2018
Total Assets
Total assets of the Bank were $14.2 billion at September 30, 2019, an increase of $3.4 billion from December 31, 2018. The Bank maintained a highly liquid position at September 30, 2019, with $9.1 billion of cash and demand deposits with banks, reverse repurchase agreements and short and long-term investments representing 64.2% of total assets, compared with 59.3% at December 31, 2018.
Loans Receivable
The loan portfolio totaled $4.7 billion at September 30, 2019, which was an increase compared to December 31, 2018, and related mainly to the ABN AMRO (Channel Islands) acquisition.
Allowance for credit losses at September 30, 2019 totaled $23.9 million, a decrease of $1.2 million from year-end 2018. The movement was due to slightly lower general provisioning rates across several jurisdictions, which was partially offset by a few new specific provisions.
The loan portfolio represented 32.9% of total assets at September 30, 2019 (December 31, 2018: 37.5%), while loans as a percentage of customer deposits decreased from 42.9% at year-end 2018 to 37.0% at September 30, 2019. The decrease in both percentages are due principally to an increase in customer deposits at September 30, 2019 related to the ABN AMRO (Channel Islands) acquisition.
As of September 30, 2019, the Bank had gross non-accrual loans of $51.9 million, representing 1.1% of total gross loans, a slight increase from the $48.7 million, or 1.2%, of total loans at year-end 2018. Net non-accrual loans were $34.1 million at September 30, 2019, equivalent to 0.7% of net loans. Butterfield continues to engage proactively with clients who experience financial difficulty.
Other real estate owned (“OREO”) decreased by $1.4 million from year-end 2018 to $3.9 million for the third quarter ended September 30, 2019, primarily as a result of sales transactions completed during the first quarter of 2019.
Investment in Securities
The investment portfolio was $4.7 billion at September 30, 2019, up $0.4 billion from December 31, 2018.
The investment portfolio was made up of high quality assets with 99.8% invested in A-or-better-rated securities. The investment yield decreased from the previous quarter to 2.82% as at September 30, 2019 due to the impact of lower treasury rates impacting the floating rate book. Total net unrealized gains were $71.7 million, compared to total net unrealized losses of $72.8 million at year-end 2018. The decrease in net unrealized losses is attributable largely to lower longer-dated treasury rates during the period.
Deposits
Average deposits were at $12.3 billion in the third quarter of 2019 compared to $9.1 billion in the fourth quarter of 2018. The cost of deposits increased 12 basis points from the previous quarter reflecting a relatively modest average customer rate increase in term deposit products, as well as higher deposit costs for the acquired customers in Guernsey resulting from the ABN AMRO (Channel Islands) acquisition.

Average Balance Sheet2

	For the three months ended
	September 30, 2019			June 30, 2019			September 30, 2018
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks and short‑term investments	4,434.4	12.5	1.12	2,265.5	8.2	1.46	1,668.0	5.8	1.38
Investment in securities	4,616.8	32.9	2.82	4,453.5	32.4	2.92	4,660.4	32.6	2.78
Trading	1.5	—	—	1.3	—	—	1.2	—	—
Available-for-sale	2,299.7	15.4	2.66	2,237.1	15.1	2.71	2,742.7	18.0	2.60
Held-to-maturity	2,315.6	17.4	2.99	2,215.1	17.3	3.13	1,916.5	14.7	3.04
Loans	4,529.4	59.6	5.22	4,012.8	56.7	5.67	4,050.5	56.6	5.54
Commercial	1,548.8	20.5	5.26	1,218.9	18.8	6.18	1,396.8	20.5	5.84
Consumer	2,980.7	39.1	5.20	2,793.9	38.0	5.45	2,653.7	36.0	5.38
Interest earning assets	13,580.6	105.0	3.07	10,731.8	97.4	3.64	10,378.9	95.0	3.63
Other assets	396.0		—	342.8		—	397.5		—
Total assets	13,976.6	105.0	2.98	11,074.7	97.4	3.53	10,776.4	95.0	3.50
Liabilities
Deposits	10,199.7	(16.7)	(0.65)	7,520.9	(10.2)	(0.55)	7,283.5	(4.8)	(0.26)
Long-term debt	143.4	(2.0)	(5.42)	143.4	(2.0)	(5.56)	143.2	(1.9)	(5.31)
Interest bearing liabilities	10,343.1	(18.7)	(0.72)	7,664.3	(12.2)	(0.64)	7,426.7	(6.7)	(0.36)
Non-interest bearing current accounts	2,134.0		—	2,167.8		—	2,161.6		—
Other liabilities	311.7		—	307.1		—	263.5		—
Total liabilities	12,788.9	(18.7)	(0.58)	10,139.2	(12.2)	(0.48)	9,851.8	(6.7)	(0.27)
Shareholders’ equity	1,187.7		—	935.5		—	924.6		—
Total liabilities and shareholders’ equity	13,976.6		—	11,074.7		—	10,776.4		—
Non‑interest‑bearing funds net of non‑interest earning assets (free balance)	3,237.5			3,067.5			2,952.2
Net interest margin		86.3	2.52		85.2	3.18		88.3	3.37
(2) Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $92.3 billion and $29.4 billion, respectively at September 30, 2019, while assets under management were $5.6 billion at September 30, 2019. This compares with $96.1 billion, $24.5 billion and $4.8 billion, respectively, at December 31, 2018.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended
(in $ millions except per share amounts)	September 30, 2019	June 30, 2019	September 30, 2018
Net income to common shareholders	42.4	38.6	50.4
Non-core items
Non-core (gains) losses
Gain on disposal of a pass-through note investment (formerly a SIV)	—	—	(0.2)
Total non-core (gains) losses	—	—	(0.2)
Non-core expenses
Early retirement program, redundancies and other non-core compensation costs	2.8	11.3	—
Tax compliance review costs	—	—	0.1
Business acquisition costs	3.6	1.2	(1.2)
Total non-core expenses	6.4	12.5	(1.1)
Total non-core items	6.4	12.5	(1.2)
Core net income	48.8	51.1	49.1

Average common equity	948.4	905.7	859.9
Less: average goodwill and intangible assets	(87.1)	(73.0)	(76.7)
Average tangible common equity	861.3	832.7	783.2
Core earnings per share fully diluted	0.91	0.95	0.88
Return on common equity	17.8%	17.1%	23.2%
Core return on average tangible common equity	22.5%	24.6%	24.9%

Non-interest expenses	90.4	91.7	82.2
Less: non-core expenses	(6.4)	(12.5)	1.1
Less: amortization of intangibles	(1.5)	(1.2)	(1.4)
Core non-interest expenses before amortization of intangibles	82.5	78.0	81.9
Core revenue before other gains and losses and provision for credit losses	133.0	129.4	129.5
Core efficiency ratio	62.1%	60.3%	63.2%

Conference Call Information:
Butterfield will host a conference call to discuss the Bank’s results on Wednesday, October 23, 2019 at 10:00 a.m. Eastern Time. Callers may access the conference call by dialing +1 (844) 855 9501 (toll-free) or +1 (412) 858 4603 (international) ten minutes prior to the start of the call. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website thereafter.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with US GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with US GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. See "Reconciliation of US GAAP Results to Core Earnings" for additional information.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions and fluctuations of interest rates, the successful completion and integration of acquisitions (including the recently closed acquisition of ABN AMRO (Channel Islands) Limited) or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s website at http://www.sec.gov. Except otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included herein, whether as a result of new information, future events or other developments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Mark Johnson
Investor Relations                 Group Head of Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
Fax : (441) 295 1220                Fax: (441) 295 3878
E-mail: noah.fields@butterfieldgroup.com         E-mail: mark.johnson@butterfieldgroup.com